UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
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Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

TAKE-TWO INTERACTIVE SOFTWARE, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

874054 10 9
(CUSIP Number)

Robert Zack, Esq.
OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, NY 10281
(212) 323-0200

D. E. Shaw Valence Portfolios, L.L.C.
Attn: Compliance Department
Tower 45, 39th Floor
120 West 45th Street
New York, NY 10036
(212) 478-0000

Peter Nussbaum, Esq.
S.A.C. Capital Advisors, LLC
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

Andrew S. Paul, Esq.
Tudor Investment Corporation
1275 King Street
Greenwich, CT 06831
(203) 863-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☒ (See explanatory note to this Schedule 13D)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 874054 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
OppenheimerFunds, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Colorado
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power None
		8.	Shared Voting Power 17,728,158 (See Item 5(b))
		9.	Sole Dispositive Power None
		10.	Shared Dispositive Power 17,879,118
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,879,118
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 24.5% based on 72,926,850 shares outstanding as of March 5, 2007
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 874054 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
D. E. Shaw Valence Portfolios, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power None
		8.	Shared Voting Power 6,573,466 (See Item 5(b))
		9.	Sole Dispositive Power None
		10.	Shared Dispositive Power 6,573,466
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,573,466
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 9.0% based on 72,926,850 shares outstanding as of March 5, 2007
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 874054 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
D. E. Shaw & Co., L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power None
		8.	Shared Voting Power 6,573,466 (See Item 5(b))
		9.	Sole Dispositive Power None
		10.	Shared Dispositive Power 6,573,466
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,573,466
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 9.0% based on 72,926,850 shares outstanding as of March 5, 2007
14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP NO. 874054 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power None
		8.	Shared Voting Power 6,573,466 (See Item 5(b))
		9.	Sole Dispositive Power None
		10.	Shared Dispositive Power 6,573,466
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,573,466
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 9.0% based on 72,926,850 shares outstanding as of March 5, 2007
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 874054 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
S.A.C. Capital Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power
		8.	Shared Voting Power 2,701,610
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 2,701,610
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,701,610
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 3.7% based on 72,926,850 shares outstanding as of March 5, 2007
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 874054 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
S.A.C. Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power
		8.	Shared Voting Power 2,701,610
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 2,701,610
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,701,610
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 3.7% based on 72,926,850 shares outstanding as of March 5, 2007
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 874054 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Sigma Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power
		8.	Shared Voting Power 1,000,000
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 1,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 1.4% based on 72,926,850 shares outstanding as of March 5, 2007
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 874054 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
CR Intrinsic Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power
		8.	Shared Voting Power 2,000,000
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 2,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 2.7% based on 72,926,850 shares outstanding as of March 5, 2007
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 874054 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Steven A. Cohen
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power
		8.	Shared Voting Power 5,701,610
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 5,701,610
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,701,610
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 7.8% based on 72,926,850 shares outstanding as of March 5, 2007
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 874054 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Tudor Investment Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 3,183,233 (See Item 5(b))
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 3,183,233
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,183,233
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒
13.	Percent of Class Represented by Amount in Row (11) 4.4% based on 72,926,850 shares outstanding as of March 5, 2007
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 874054 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Paul Tudor Jones, II
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 3,475,946 (See Item 5(b))
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 3,475,946
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,475,946
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒
13.	Percent of Class Represented by Amount in Row (11) 4.8% based on 72,926,850 shares outstanding as of March 5, 2007
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 874054 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
James J. Pallotta
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 3,475,946 (See Item 5(b))
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 3,475,946
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,475,946
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒
13.	Percent of Class Represented by Amount in Row (11) 4.8% based on 72,926,850 shares outstanding as of March 5, 2007
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 874054 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Tudor Proprietary Trading, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 292,713 (See Item 5(b))
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 292,713
11	Aggregate Amount Beneficially Owned by Each Reporting Person 292,713
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒
13.	Percent of Class Represented by Amount in Row (11) 0.4% based on 72,926,850 shares outstanding as of March 5, 2007
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 874054 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
The Tudor BVI Global Portfolio Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 543,659 (See Item 5(b))
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 543,659
11	Aggregate Amount Beneficially Owned by Each Reporting Person 543,659
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒
13.	Percent of Class Represented by Amount in Row (11) 0.7% based on 72,926,850 shares outstanding as of March 5, 2007
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 874054 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
The Raptor Global Portfolio Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 2,617,307 (See Item 5(b))
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 2,617,307
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,617,307
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒
13.	Percent of Class Represented by Amount in Row (11) 3.6% based on 72,926,850 shares outstanding as of March 5, 2007
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 874054 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
The Altar Rock Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 22,267 (See Item 5(b))
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 22,267
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,267
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% based on 72,926,850 shares outstanding as of March 5, 2007
14.	Type of Reporting Person (See Instructions) PN

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D supplementally amends the initial statement on Schedule 13D filed by the Reporting Persons on March 7, 2007 (the “Initial Statement”). This Amendment No. 1 to Schedule 13D is being filed by the Reporting Persons to report the developments described in Item 4 and the changes in the other items as described herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Schedule 13D is amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration

The information in the Initial Statement under the heading “OFI” is amended and restated as follows:

OFI

OFI owns no Shares directly. All shares beneficially owned by OFI were acquired by its advisory clients, including investment companies and separately managed account clients, using, in the aggregate, approximately $350,624,320 (excluding commissions) of their own working capital or other resources.

Item 4.	Purpose of Transaction

The following information is added to Item 4:

The Group’s director candidates are currently expected to be Michael Dornemann, Benjamin Feder, John F. Levy, Jon J. Moses, Michael James Sheresky and Strauss Zelnick. If elected at the Annual Meeting, these directors would be expected, promptly following the Annual Meeting, to increase the number of directors which constitutes the entire Board to seven and appoint Grover C. Brown as the seventh director.

After the filing of the Initial Statement, two meetings and several telephone calls took place during the next several days between one member of the Group, ZelnickMedia and legal counsel, on the one hand, and two incumbent members of the Board, an executive officer of the Issuer and legal counsel, on the other. The Group and ZelnickMedia consider these discussions to have been useful and constructive.

ZelnickMedia engaged an information agent to assist the Group’s Delaware counsel and the back office operational staff of each Group member in the voting of Shares at the Annual Meeting. Such assistance relates to the requests by the Group members that the Shares beneficially owned by them be transferred into their names as record holders, or in the alternative, obtaining a legal proxy from each bank, broker or other nominee in order to vote their Shares at the Annual Meeting in favor of the Group’s slate of director candidates and the other matters described in the Initial Statement. The information agent will also assist the Group members to act by written consent as described below. Such assistance relates to the requests by the Group members that the Shares beneficially owned by them be transferred into their names as record holders, or in the alternative, requests to be made that the record holder nominee for all beneficial owners of the Shares, Cede & Co., grant a legal proxy to the Group members such that they can act by written consent as described below.

Each member of the Group intends that, unless (1) the Group’s slate of director candidates are announced by the Issuer at the conclusion of the Annual Meeting to have been elected as and declared to be directors, and (2) the Group is satisfied that the matters described in the resolution of which the Group members will vote in favor at the Annual Meeting (recommending to the Board that action be taken with respect to amended and restated by-laws, the Management Agreement, reimbursement of ZelnickMedia’s expenses and appointment of Strauss Zelnick as non-executive chairman) will be considered and acted upon promptly by the Board, such member will execute and deliver, on behalf of itself and its affiliated Reporting Persons, as promptly as practicable after the Annual Meeting, two written consents of stockholders, for the purpose of acting without a meeting, without prior notice and without a vote, in accordance with the certificate of incorporation and by-laws of the Issuer. The description of each written consent in this Amendment No. 1 to Schedule 13D, including each document attached thereto, is qualified in its entirety by reference to the full text of such documents, copies of which are filed with this Amendment No. 1 to Schedule 13D as Exhibit 99.11 and Exhibit 99.12. NEITHER WRITTEN CONSENT IS A SOLICITATION AND NO OTHER STOCKHOLDER OF THE ISSUER OTHER THAN THE REPORTING PERSONS OR PERSONS PREVIOUSLY CONTACTED BY ZELNICKMEDIA IS PERMITTED TO JOIN THE WRITTEN CONSENTS.

Under the first written consent, the Group members will act to approve and adopt the amended and restated by-laws of the Issuer, in the form that will be attached to the first written consent. The amended and restated by-laws adopted pursuant to the first written consent will permit the Issuer’s stockholders to increase or decrease the number of directors which constitutes the entire Board, and will provide that no action can be taken by the Board except by unanimous vote or consent until each member of the Group’s slate of director candidates is elected and qualified.

Under the second written consent, the Group members will:

•	remove two current directors of the Issuer (Robert Flug and Paul Eibeler);

•	elect Strauss Zelnick as director of the Issuer to fill one of the resulting vacancies on the Board;

•	decrease the number of directors which constitutes the entire Board to five; and

•
request the Issuer to correct any deficiency contained in the draft of the Schedule 14f-1 Information Statement that will be attached to the second written consent, as to which it has knowledge, and to mail such corrected Schedule 14f-1 Information Statement to the Issuer’s stockholders and to file such corrected Schedule 14f-1 Information Statement no later than March 27, 2007 (as described below).

Additionally, the Group members will act under the second written consent, as of 9:00 a.m. Eastern time on the tenth day after the date of distribution of Schedule 14f-1 Information Statement described below (expected to be April 6, 2007), to:

•	remove each member of the Board, other than Strauss Zelnick;

•	increase the number of directors which constitutes the entire Board to seven;

•	elect six persons (Grover C. Brown, Michael Dornemann, Benjamin Feder, John F. Levy, Jon J. Moses and Michael James Sheresky) as directors of the Issuer to fill the resulting vacancies on the Board;

•	recommend that the Board approve the appointment of Strauss Zelnick as non-executive chairman of the Issuer;

•
recommend that the Board, as newly constituted, hold its first meeting promptly, but in no event later than 10 days after the date of occurrence of the actions under the second written consent that are not to occur immediately;

•	recommend that the Board approve the execution, delivery and performance by the Issuer of the Management Agreement with ZelnickMedia; and

•
recommend that the Board approve the Issuer’s reimbursement of ZelnickMedia, upon request, for all of its reasonable expenses, costs and other third party fees (including, without limitation, reasonable fees and disbursements of counsel) incurred or to be incurred by ZelnickMedia, its directors, officers, employees, counsel, agents and representatives in connection with, relating to or arising out of its work related to the Issuer, the matters relating to the Annual Meeting or any actions taken at the Annual Meeting by the Group or any filings made or to be made in respect thereof.

The members of the Group intend that the actions under the second written consent that are not to occur immediately will occur upon the expiration of the applicable waiting period under the Exchange Act. Under Rule 14f-1, not less than 10 days prior to the date that a majority of the members of the Board in connection with the transactions described in this Amendment No. 1 to Schedule 13D takes office other than by election at the Annual Meeting, the Issuer is required to file with the SEC and transmit to all holders of record of the Shares a Schedule 14f-1 Information Statement. The second written consent will request the Issuer to correct any deficiency contained in the draft of the Schedule 14f-1 Information Statement that will be attached to the second written consent, as to which it has knowledge, and to mail such corrected Schedule 14f-1 Information Statement to the Issuer’s stockholders and to file such corrected Schedule 14f-1 Information Statement no later than March 27, 2007.

Item 5.	Interest in Securities of the Issuer

Item 5(a) is amended and restated in its entirety as set forth below. The table below is amended to update the “Aggregate Number of Shares Owned” by OppenheimerFunds, Inc. and to make changes with respect to footnote 2 for the D. E. Shaw Reporting Persons.

(a)	Aggregate Number and Percentage of Class Beneficially Owned:

Name of Reporting Person	Aggregate Number of Shares Owned	Percentage of Class Beneficially Owned (1)(2)	Notes
OppenheimerFunds, Inc. (2)	17,879,118	24.5%	Includes ownership reported for Oppenheimer Quest Opportunity Value Fund on Schedule 13D filed on March 12, 2007.
D. E. Shaw Valence Portfolios, L.L.C. (2)	6,573,466	9.0%
Comprised of (i) 6,464,166 Shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 51,600 Shares in the name of D. E. Shaw Valence L.L.C. (“Valence LLC”) and (iii) 57,700 Shares that Valence LLC has the right to acquire through the exercise of listed call options.

D. E. Shaw & Co., L.P. (2)	6,573,466	9.0%
Comprised of (i) 6,464,166 Shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 51,600 Shares in the name of Valence LLC and (iii) 57,700 Shares that Valence LLC has the right to acquire through the exercise of listed call options.

David E. Shaw (2)	6,573,466	9.0%
Comprised of (i) 6,464,166 Shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 51,600 Shares in the name of Valence LLC and (iii) 57,700 Shares that Valence LLC has the right to acquire through the exercise of listed call options.

S.A.C. Capital Advisors, LLC	2,701,610	3.7%	Consists of (A) 2,450,010 Shares owned by SAC Capital Associates, (B) 48,200 Shares owned by SAC Meridian and (C) 203,400 Shares owned by SAC Select.
S.A.C. Capital Management, LLC	2,701,610	3.7%	Consists of (A) 2,450,010 Shares owned by SAC Capital Associates, (B) 48,200 Shares owned by SAC Meridian and (C) 203,400 Shares owned by SAC Select.
Sigma Capital Management, LLC	1,000,000	1.4%	Consists of 1,000,000 Shares owned by Sigma Capital Associates.

Name of Reporting Person	Aggregate Number of Shares Owned	Percentage of Class Beneficially Owned (1)(2)	Notes
CR Intrinsic Investors, LLC	2,000,000	2.7%	Consists of 2,000,000 Shares owned by CR Intrinsic Investments.
Steven A. Cohen	5,701,610	7.8%	See explanatory notes for the SAC Reporting Persons.
Tudor Investment Corporation (2)	3,183,233	4.4%	See explanatory notes for the Tudor Reporting Persons.
Paul Tudor Jones, II (2)	3,475,946	4.8%	See explanatory notes for the Tudor Reporting Persons.
James J. Pallotta (2)	3,475,946	4.8%	See explanatory notes for the Tudor Reporting Persons.
Tudor Proprietary Trading, L.L.C. (2)	292,713	0.4%	See explanatory notes for the Tudor Reporting Persons.
The Tudor BVI Global Portfolio Ltd. (2)	543,659	0.7%	See explanatory notes for the Tudor Reporting Persons.
The Raptor Global Portfolio Ltd. (2)	2,617,307	3.6%	See explanatory notes for the Tudor Reporting Persons.
The Altar Rock Fund L.P. (2)	22,267	Less than 0.1%	See explanatory notes for the Tudor Reporting Persons.

(1)	Based on 72,926,850 shares outstanding as of March 5, 2007 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2007 filed with the SEC on March 12, 2007.

(2)
See Item 5(b) for a description of the limitations on the rights of OppenheimerFunds, Inc., the D. E. Shaw Reporting Persons and the Tudor Reporting Persons, respectively, to vote certain Shares beneficially owned by them.

Item 5(b) is amended and restated in its entirety as set forth below. The table below is amended to update the number of shares for OppenheimerFunds, Inc.

(b)	Number of Shares as to which such person has:

Name of Reporting Person	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
OppenheimerFunds, Inc.	None	17,728,158	None	17,879,118
D. E. Shaw Valence Portfolios, L.L.C.	None	6,573,466	None	6,573,466
D. E. Shaw & Co., L.P.	None	6,573,466	None	6,573,466
David E. Shaw	None	6,573,466	None	6,573,466
S.A.C. Capital Advisors, LLC	None	2,701,610	None	2,701,610

Name of Reporting Person	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
S.A.C. Capital Management, LLC	None	2,701,610	None	2,701,610
Sigma Capital Management, LLC	None	1,000,000	None	1,000,000
CR Intrinsic Investors, LLC	None	2,000,000	None	2,000,000
Steven A. Cohen	None	5,701,610	None	5,701,610
Tudor Investment Corporation	None	3,183,233	None	3,183,233
Paul Tudor Jones, II	None	3,475,946	None	3,475,946
James J. Pallotta	None	3,475,946	None	3,475,946
Tudor Proprietary Trading, L.L.C.	None	292,713	None	292,713
The Tudor BVI Global Portfolio Ltd.	None	543,659	None	543,659
The Raptor Global Portfolio Ltd.	None	2,617,307	None	2,617,307
The Altar Rock Fund L.P.	None	22,267	None	22,267

Pursuant to Rule 13d-4 of the Exchange Act, each of the Reporting Persons expressly declares that the filing of this Schedule 13D (and any amendment thereto) shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, (i) the beneficial owner of any Shares held by any other person, or (ii) the beneficial owner of any Shares held or beneficially owned by any member of the Group other than such Reporting Person.

The filing of this Schedule 13D (and any amendment thereto) by each of the Reporting Persons shall not be considered an admission that such Reporting Person, for the purposes of Section 13(d) of the Exchange Act, is the beneficial owner of any Shares in which such Reporting Person does not have a pecuniary interest.

OFI

Pursuant to investment management agreements, OFI shares the investment and, in certain cases, voting power with respect to securities held by its advisory clients. Certain of its advisory clients have entered into securities lending arrangements under which securities owned by those clients may be lent to third parties. To the extent Shares were on loan on the Record Date and to the extent that such Shares are not recalled and, subject to compliance with applicable laws, a proxy acquired to vote such Shares at the Annual Meeting, neither the advisory client nor OFI, to the extent it shares voting power with such client, may vote those shares at the Annual Meeting. In the Initial Statement, OFI reported that, as of February 26, 2007, OFI advisory clients with whom OFI shared the power to vote or direct the vote, had 7,097,228 Shares out on loan. On behalf of its advisory clients, OFI has recalled such Shares on loan as of February 26, 2007 and is taking steps to acquire proxies to vote those Shares at the Annual Meeting. No assurance can be given that proxies to vote such Shares at the Annual Meeting will be acquired. Since the filing of the Initial Statement, OFI has determined that, as of February 26, 2007, OFI advisory clients with whom OFI shared the power to vote or direct the vote, had approximately 3,250,000 additional Shares out on loan. On behalf of such advisory clients, OFI is taking steps to recall the Shares on loan as of February 26, 2007 and to acquire a proxy to vote those Shares at the Annual Meeting. No assurance can be given that the Shares will be recalled or that proxies to vote such Shares at the Annual Meeting will be acquired. The Record Date will not apply to any written consent referred to in Item 4 above, and OFI expects to be able to act by written consent with respect to Shares previously out on loan that it recalls prior to the record date, if any, for such written consents, provided that OFI beneficially owns such Shares at such time.

OFI owns no Shares directly. Pursuant to investment management agreements, OFI shares the investment and, in certain case, voting power with respect to securities held by its advisory clients, including investment companies and separately managed account clients. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, OFI may be deemed to beneficially own 17,879,118 Shares (constituting approximately 24.5% of the Shares outstanding).

D. E. Shaw Reporting Persons:

Valence will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the 6,573,466 Shares beneficially owned by Valence (the “Valence Shares”). Valence disclaims beneficial ownership of any of the Shares, other than the Valence Shares, covered by this Schedule 13D.

Pursuant to its prime brokerage agreement, securities owned by Valence LLC may be lent out by its prime broker to third parties. At the time of the filing of the Initial Statement, on March 7, 2007, Valence LLC reasonably believed that it had voting power with respect to such Shares. However, subsequent to the filing of the Initial Statement, Valence LLC was advised by its prime broker that 51,600 Shares were subject to such lending arrangement, and thus, may not have been available for voting as of the Record Date. Valence LLC has recalled such Shares subject to such lending arrangement. The Record Date will not apply to any written consent referred to in Item 4 above, and if necessary, Valence LLC expects to be able to act by written consent with respect to Shares previously subject to such lending arrangement by the Annual Meeting Date.

DESCO LP as Valence’s investment adviser may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares. None of DESCO LP or DESCO, Inc., owns any Shares directly and each such entity disclaims beneficial ownership of the Valence Shares and of any of the Shares covered by this Schedule 13D.

David E. Shaw does not own any Shares directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, and therefore, David E. Shaw may be deemed to be the beneficial owner of the Valence Shares. David E. Shaw disclaims beneficial ownership of the Valence Shares and of any of the Shares covered by this Schedule 13D.

SAC Reporting Persons:

The SAC Management Companies and Mr. Cohen own directly no Shares. Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management share all investment and voting power with respect to the securities held by SAC Capital Associates, SAC Meridian and SAC Select. Pursuant to an investment management agreement, Sigma Capital Management maintains investment and voting power with respect to the securities held by Sigma Capital Associates. Pursuant to an investment management agreement, CR Intrinsic Investors maintains investment and voting power with respect to the securities held by CR Intrinsic Investments. Mr. Cohen, through one or more intermediary holding companies, controls each of the SAC Management Companies. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) SAC Capital Advisors, SAC Capital Management and Mr. Cohen may be deemed to own beneficially 2,701,610 Shares (constituting approximately 3.7% of the Shares outstanding), (ii) Sigma Capital Management and Mr. Cohen may be deemed to own beneficially 1,000,000 Shares (constituting approximately 1.4% of the Shares outstanding) and (iii) CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 2,000,000 Shares (constituting approximately 2.7% of the Shares outstanding). Each of the SAC Management Companies and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this Schedule 13D.

Tudor Reporting Persons:

The Shares reported herein as beneficially owned are owned directly by TPT (292,713 Shares), BVI (543,659 Shares), Raptor (2,617,307 Shares) and Altar Rock (22,267 Shares).

Because TIC is sole general partner of Altar Rock and provides investment advisory services to BVI, Raptor and Altar Rock, TIC may be deemed to beneficially own the Shares owned by each such Tudor Reporting Person. Because Mr. Jones is the controlling shareholder of TIC and the indirect principal equity owner of TPT, Mr. Jones may be deemed to beneficially own the Shares deemed beneficially owned by each such Tudor Reporting Person. Because Mr. Pallotta is a portfolio manager of TIC and TPT with respect to the Shares held by the Tudor Reporting Persons and may be deemed to have voting and investment authority with respect to the Shares, Mr. Pallotta may be deemed to beneficially own the Shares deemed beneficially owned by each such Tudor Reporting Person.

Pursuant to its prime brokerage agreements, the Tudor Reporting Persons have entered into securities lending arrangements under which securities owned by the Tudor Reporting Persons may be lent to third parties. To the extent that any Shares were on loan on the Record Date and such Shares were not recalled and, subject to compliance with applicable laws, a proxy acquired to vote such Shares at the Annual Meeting, the Tudor Reporting Persons may not vote such Shares at the Annual Meeting. On the Record Date, 2,867,401 of the Shares deemed to be beneficially owned by the Tudor Reporting Persons were subject to such lending arrangements and, thus, may not be voted by the Tudor Reporting Persons. Of the 608,545 Shares deemed to be beneficially owned by the Tudor Reporting Persons on the Record Date, TIC is deemed to beneficially own 557,299 Shares, Mr. Jones is deemed to beneficially own 608,545 Shares, Mr. Pallotta is deemed to beneficially own 608,545 Shares, TPT is deemed to beneficially own 51,246 Shares, BVI is deemed to beneficially own 95,180 Shares, Raptor is deemed to beneficially own 458,221 Shares and Altar Rock is deemed to beneficially own 3,898 Shares. The Record Date will not apply to any written consent referred to in Item 4 above, and the Tudor Reporting Persons expect to be able to act by written consent with respect to Shares previously out on loan that are recalled prior to the record date, if any, for such written consents, provided that the Tudor Reporting Persons beneficially own such Shares at such time.

(c)	Description of transactions in the Shares that were effected during the past sixty days by the persons named in response to paragraph (a):

The information in the Initial Statement under the heading “OFI” is amended and restated as follows:

OFI

Information concerning transactions in the Shares effected by OFI on behalf of its advisory clients during the past sixty days not set forth on Exhibit 99.7 to the Initial Statement is set forth on Exhibit 99.7.1 and is incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in the Initial Statement under the heading “D. E. Shaw Reporting Persons” is amended and restated as follows:

D. E. Shaw Reporting Persons:

Valence has sold listed put and call option contracts, and purchased listed put option contracts, based upon the value of the Shares. In addition to the Shares that it beneficially owns without reference to these contracts, Valence currently has long economic exposure to 265,700 Shares and short economic exposure to 171,500 Shares through such contracts. These contracts do not give the D. E. Shaw Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer. Accordingly, the D. E. Shaw Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts.

Note: The short economic exposure disclosed above existed at the date of filing of the Initial Statement but disclosure of such was inadvertently omitted from the Initial Statement.

David E. Shaw has granted a Power of Attorney relating to D. E. Shaw & Co., Inc., in favor of the signatory hereto, among others, dated February 24, 2004, a copy of which is filed with this Schedule 13D as Exhibit 24.1.

Item 7.	Material to Be Filed as Exhibits

The following are filed as exhibits to this Amendment No. 1 to Schedule 13D:

Exhibit 99.5	Information Concerning OFI

Exhibit 99.7.1	Supplemental Description of Transactions in the Shares that were Effected During the Past 60 Days - OFI

Exhibit 99.11	First Written Consent of Stockholders in the form proposed to be adopted after the Annual Meeting

Exhibit 99.12	Second Written Consent of Stockholders in the form proposed to be adopted after the Annual Meeting

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Date: March 15, 2007	OPPENHEIMERFUNDS, INC.

	By:	/s/ CHRISTOPHER LEAVY
	Name: Title:	Christopher Leavy Senior Vice President

Date: March 15, 2007	D. E. SHAW VALENCE PORTFOLIOS, L.L.C.

	By:	D. E. Shaw & Co., L.P., as managing member

	By:	/s/ ERIC WEPSIC
	Name: Title:	Eric Wepsic Managing Director

Date: March 15, 2007	D. E. SHAW & CO., L.P.

	By:	/s/ ERIC WEPSIC
	Name: Title:	Eric Wepsic Managing Director

Date: March 15, 2007	DAVID E. SHAW

	By:	/s/ ERIC WEPSIC
	Name:	Eric Wepsic, Attorney-in-fact for David E. Shaw

Date: March 15, 2007	S.A.C. CAPITAL ADVISORS, LLC

	By:	/s/ PETER NUSSBAUM
	Name: Title:	Peter Nussbaum Authorized Signatory

Date: March 15, 2007	S.A.C. CAPITAL MANAGEMENT, LLC

	By:	/s/ PETER NUSSBAUM
	Name: Title:	Peter Nussbaum Authorized Signatory

Date: March 15, 2007	SIGMA CAPITAL MANAGEMENT, LLC

	By:	/s/ PETER NUSSBAUM
	Name: Title:	Peter Nussbaum Authorized Signatory

Date: March 15, 2007	CR INTRINSIC INVESTORS, LLC

	By:	/s/ PETER NUSSBAUM
	Name: Title:	Peter Nussbaum Authorized Signatory

Date: March 15, 2007	STEVEN A. COHEN

	By:	/s/ PETER NUSSBAUM
	Name:	Peter Nussbaum, Authorized Signatory

Date: March 15, 2007	TUDOR INVESTMENT CORPORATION

	By:	/s/ ANDREW S. PAUL
	Name: Title:	Andrew S. Paul Managing Director and General Counsel

Date: March 15, 2007	/s/ PAUL TUDOR JONES, II
PAUL TUDOR JONES, II

Date: March 15, 2007	/s/ JAMES J. PALLOTTA
JAMES J. PALLOTTA

Date: March 15, 2007	TUDOR PROPRIETARY TRADING, L.L.C.

	By:	/s/ ANDREW S. PAUL
	Name: Title:	Andrew S. Paul Managing Director and General Counsel

Date: March 15, 2007	TUDOR BVI GLOBAL PORTFOLIO LTD.

	By:	Tudor Investment Corporation, its trading adviser

	By:	/s/ ANDREW S. PAUL
	Name: Title:	Andrew S. Paul Managing Director and General Counsel

Date: March 15, 2007	THE RAPTOR GLOBAL PORTFOLIO LTD.

	By:	Tudor Investment Corporation, its investment adviser

	By:	/s/ ANDREW S. PAUL
	Name: Title:	Andrew S. Paul Managing Director and General Counsel

Date: March 15, 2007	THE ALTAR ROCK FUND L.P.

	By:	Tudor Investment Corporation, its general partner

	By:	/s/ ANDREW S. PAUL
	Name: Title:	Andrew S. Paul Managing Director and General Counsel